FOR U.S. RELEASE ONLY

BROOKFIELD OFFICE PROPERTIES NAMES RONNE HACKETT
HEAD OF U.S. DEVELOPMENT

NEW YORK, February 7, 2011 – Brookfield Office Properties (NYSE, TSX: BPO) today announced that Veronica W. “Ronne” Hackett has joined the company as Senior Vice President, Development, for U.S. Commercial Operations. In this role, Ms. Hackett will direct the development efforts for the company’s 9.6-million-square-foot pipeline of U.S. development properties in New York, Washington, DC, Houston, Los Angeles and Denver, as well as pursue new development opportunities in the company’s core U.S. markets.

“Ronne Hackett is a noted leader in both the New York City and national real estate community with an impressive history of developing Class A properties,” said Dennis Friedrich, President & CEO of U.S. Commercial Operations. “Her talent and experience will be an important asset to advancing our development efforts.”

Ms. Hackett has over 25 years of experience in various executive-level positions in commercial real estate.  Most recently, she was the co-founder and managing partner of The Clarett Group, a New York-based real estate company that develops mixed-use properties in urban areas. Founded in 2000, the Clarett Group completed nine high-rise buildings in New York.

Prior to founding the Clarett Group, Ms. Hackett spent ten years as Executive Vice President of Park Tower Realty, a New York office building development company and was a key executive in developing signature iconic office buildings including headquarter buildings for J.P. Morgan and IBM Corporation.

In addition to Ms. Hackett’s work as a private sector developer, she has been a leading corporate real estate executive in the U.S. and Europe, a real estate pension fund asset manager, a real estate lender, and a senior vice president of a major money center bank.

She has been named one of New York City’s “100 Most Influential Women in Business” by Crain’s New York Business as well as “One of the 100 Most Important People in Real Estate” by the New York Observer. She is a member of the executive committee of the advisory board at the NYU Real Estate Institute and an advisory board member of the Center for Capital Markets and Real Estate at the Urban Land Institute.

She received her MBA in Finance from New York University and a BA in History and Economics from the College of Notre Dame of Maryland.

About Brookfield Office Properties

Brookfield Office Properties owns, develops and manages premier office properties in the United States, Canada and Australia. Its portfolio is comprised of interests in 109 properties totaling more than 78 million square feet in the downtown cores of New York, Washington, D.C., Houston, Los Angeles, Toronto, Calgary, Ottawa, Sydney, Melbourne and Perth, making it the global leader in the ownership and management of office assets. Landmark properties include the World Financial Center in Manhattan, Brookfield Place in Toronto, Bank of America Plaza in Los Angeles, Bankers Hall in Calgary, Darling Park in Sydney and City Square in Perth. The company’s common shares trade on the NYSE and TSX under the symbol BPO. For more information, visit www.brookfieldofficeproperties.com.

Contact:  Melissa Coley, Vice President, Investor Relations and Communications
telephone: (212) 417–7215; email: melissa.coley@brookfield.com